SCHEDULE TO/A

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                            (Name of Subject Company)

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                       (Name of Filing Person, the Issuer)

         Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F,
                            par value $1.00 per share
                         (Title of Class of Securities)

                                    693475709
                      (CUSIP Number of Class of Securities)

                              Robert L. Haunschild,
                Senior Vice President and Chief Financial Officer
                     THE PNC FINANCIAL SERVICES GROUP, INC.
                                  One PNC Plaza
                                249 Fifth Avenue
                            Pittsburgh, PA 15222-2707
                                 (412) 762-5770
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:

                               Steven Kaplan, Esq.
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, D.C. 20004-1206
                                 (202) 942-5998

                          William P. Rogers, Jr., Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                             New York, NY 10019-7475
                                 (212) 474-1270

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by The PNC Financial Services Group, Inc., a Pennsylvania corporation ("PNC"), on March 6, 2001. This Amendment No. 1 to Schedule TO relates to the tender offer by PNC to purchase all of the outstanding shares of its Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F, par value $1.00 per share, (or such lesser number of shares as are validly tendered) at a price of $50.35 per share, plus accrued and unpaid dividends up to but not including the payment date, net to the seller in cash, upon the terms and subject to the conditions set forth in PNC's Offer to Purchase dated March 6, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, which, as amended or supplemented from time to time, constitute the offer (the "Offer"). Except as amended and supplemented hereby, the Schedule TO filed by PNC on March 6, 2001, remains in effect.

      The Schedule TO is hereby amended and supplemented by amending Items 2 and 4 as follows:

Item 2. Subject Company Information.

      Item 9 of the Offer to Purchase ("Certain Information Concerning PNC") is hereby amended by adding a new third sentence to the fifth paragraph of Item 9, entitled "Forward-Looking Statements," that reads as follows:

"Any forward-looking statements made in connection with the Offer, however, are not protected by the safe harbor provisions of the Private Securities Litigation Reform Act."

Item 4. Terms of the Transaction.

      Item 2 of the Offer to Purchase ("Acceptance for Payment and Payment") is hereby amended by amending the first sentence of Item 2 to read as follows:

"We will accept for payment and pay for all Series F Preferred Stock validly tendered prior to the Expiration Date, and not withdrawn, promptly after the Expiration Date, subject to the satisfaction or waiver of the conditions set forth in Section 12, "Conditions to the Offer.""

      Item 12 of the Offer to Purchase ("Conditions to the Offer") is hereby amended by amending the final paragraph of Item 12 to read as follows:

"The foregoing conditions are for our benefit and we may assert them regardless of the circumstances, including any action or inaction on our part giving rise to any of these conditions, and we may waive any such condition, in whole or in part, at any time and from time to time in our discretion before the expiration of the Offer or, in the case of any condition relating to the receipt of governmental approvals, at any time and from time to time in our discretion before or after the expiration of the Offer. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time before the expiration of the Offer or, in the case of any condition relating to the receipt of governmental approvals, at any time and from time to time before or after the expiration of the Offer. Any determination by us concerning the events described above will be final and binding on all parties."

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2001

                                          THE PNC FINANCIAL SERVICES GROUP, INC.


                                          By: /s/ Randall C. King
                                              ----------------------------------
                                                  Randall C. King
                                                  Senior Vice President and
                                                  Treasurer